EXHIBIT 99.1

Stantec to provide engineering services for new commercial port of entry in Douglas, Arizona

Project will increase safety and efficiency for commercial transportation at the US-Mexico border

DOUGLAS, Ariz. and EDMONTON, Alberta and NEW YORK, Nov. 13, 2024 (GLOBE NEWSWIRE) --

Stantec, a global leader in design and engineering, along with design-build partners general contractor Hensel Phelps, and architect Jones Studio, have been awarded a US$274.7 million contract by the U.S. General Services Administration (GSA) for a new commercial inspection port along the Mexico border in Douglas, Arizona. The port will increase capacity and facilitate lawful trade and travel between the US and Mexico.

Stantec will provide transportation infrastructure, site/civil engineering, utilities engineering, and surveying, as well as architecture and sustainability consulting services on this major port of entry project. Jones Studio will serve as the design excellence architect.

As a critical infrastructure development project, the GSA is receiving $180.3 million in Infrastructure Investment and Jobs Act (IIJA) funding and $92.2 million from the Inflation Reduction Act (IRA). In addition, the project includes subcontracting goals reflecting GSA’s commitment to creating more opportunities for small businesses.

“Major commercial port of entries are vital infrastructure projects that support freight and traveler movement as well as local and cross-border economic growth,” said Gord Johnston, president and CEO, Stantec. “This project is a great example of how federal funding from IIJA and IRA is supporting critical infrastructure projects across the US. We look forward to working closely with our partners to efficiently design and deliver this project.”

Two-port solution to alleviate congestion
The Raul Hector Castro (RHC) Land Port of Entry (LPOE), which serves the area, currently processes both commercial and noncommercial vehicles. Located 5 miles away on just over 80 acres, the new Douglas Commercial LPOE will increase truck-inspection capacity from 1 usable lane to 4 new lanes and truck-inspection docks from 12 to 36. In addition to increasing inspection capacity, the port will also be able to accommodate oversized mining equipment, which the current RHC port cannot.

All commercial traffic will be shifting to the new Douglas Commercial LPOE, so that the RHC LPOE can be dedicated to noncommercial traffic such as passenger vehicles, buses, cyclists, and pedestrians. Stantec is providing master planning services for the expansion and modernization of the RHC LPOE.

“The new Douglas Land Port of Entry will significantly increase our ability to inspect commercial vehicles and process goods more efficiently, all while supporting economic growth in the region,” said Troy A. Miller, Customs and Border Protection senior official performing the duties of the commissioner. “This project represents a critical investment in both the security of our nation and the prosperity of our border communities. By leveraging advanced technologies and sustainable design, we are also building a smarter, more resilient port of entry for the future.”

Meeting sustainability standards
The port of entry will help contribute to a federal building portfolio targeting net zero emissions by 2045. The all-electric port will meet the Federal Building Performance Standard and include photovoltaic solar panels to generate clean renewable energy, water-saving fixtures, energy-efficient building systems, and low-embodied carbon construction materials such as concrete and steel. As part of the Biden-Harris Administration’s Buy Clean Initiative, the project will prioritize the purchase of asphalt, concrete, glass, and steel that entail lower levels of greenhouse gas emissions.

Supporting infrastructure for the new Commercial Port of Entry
The Douglas site needs roadway access and utility connections. To address this, Stantec is providing various infrastructure design and construction services to the Arizona Department of Transportation, Cochise County, and the City of Douglas. Services include road design to connect the port of entry to Arizona State Highway 80 as well as extending potable water, sanitary sewer, and broadband infrastructure.

Construction on the Douglas site is slated to begin in fall 2025 and finish by fall 2028.

Meeting the nation’s security needs
Stantec has been providing services to the GSA Public Buildings Services for more than 30 years, including the delivery of LPOE expansion and modernization projects supporting the mission of the Department of Homeland Security, US Customs and Border Protection. Stantec and Hensel Phelps previously provided design-build services for Phase 1B and Phase 2 of the GSA's Land Port of Entry in San Ysidro, California, the busiest land border crossing in the Western Hemisphere. The $741 million, three-phase expansion project opened in December 2019. Stantec is also supporting various other LPOE projects along the Southern and Northern US borders.

Learn more about how Stantec is supporting the federal government’s commitment to a secure and sustainable nation.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contacts Colin Nekolaichuk Stantec Media Relations Ph: (437) 225-6384 colin.nekolaichuk@stantec.com	Susan Bender Stantec Media Relations Ph: (267) 773-9593 susan.bender@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com